Mail Stop 4561

January 30, 2008

Wayne R. Hannah III
Green Realty Trust, Inc.
120 N. LaSalle St., 35th Floor
Chicago, IL 60602

      Re: Green Realty Trust, Inc.
            Amendment No. 1 to Registration Statement on Form S-11
            Filed December 28, 2007
            File No. 333-147514

Dear Mr. Hannah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on December 28, 2007 that was provided to us by counsel.

General

1.   We reissue prior comment 6. Although related-party information appears in a number of different places throughout the filing, please also include such information under a separate heading. Such disclosure will allow investors to more readily access the information required by Item 23 of Form S-11.

Prospectus Summary, page 1

Green Buildings, page 1

2.   We note your response to prior comment 7. Please revise your disclosure to include the fact that you will not require all tenants to build out or operate leased space in environmentally-friendly ways. Provide similar disclosure in your description of investment strategy on page 44. In addition, please add risk factor disclosure to discuss the impact on your business should tenants neglect to build out or operate leased space in environmentally-friendly ways.

Our Affiliates, page 4

3.   We note your response to prior comment 11. Please disclose the impact on your offering if IRE Investments were to become your dealer-manager midway through the offering process. For example, would the compensation arrangements and other material contractual arrangements with IRE be the same as those with your current dealer-manager?

Compensation to Our Advisor and Affiliates, page 5

4.   Please provide a separate line item reflecting the estimated acquisition expenses. We note that you have included this payment in the use of proceeds table on page 34. Provide similar disclosure in the table on page 68. In addition, please provide an estimate of these expenses assuming your target leverage ratio, as indicated in the following comment.

5.   We note your response to prior comment 12; however, we continue to believe that disclosure of the estimated amount of acquisition fees and expenses is appropriate. Please revise the fee table to disclose these amounts assuming zero leverage, consistent with the disclosure on page 34, as well as the amount of leverage that you intend to target. You may also provide amounts based on a possible range of leverage or a maximum leverage amount. Provide conforming disclosure to the table on page 68.

Investment Objectives, Strategy and Policies, page 44

Green Advisory Council, page 47

6.   We note your response to prior comment 25 and your related revised disclosure. Please disclose how you will determine who will provide such services and, to the extent you will be competing for such business with your Green Advisory Council members or their affiliates, please add related disclosure in the Conflicts of Interest section on page 75.

<u>Management, page 56</u>

<u>Long Term Incentive Plan, page 59</u>

7.   We note your response to prior comment 27. Please revise to clarify that your officers
        are not eligible to receive this compensation because you do not consider them to be
        employees. Also, please revise to state that you do not have any employees and that you
        have no current plans to hire employees who will receive direct compensation from the
        issuer.

<u>Federal Income Tax Considerations, page 101</u>

<u>REIT Qualification, page 101</u>

8.   Please revise the second paragraph to reflect that you will operate in conformity with
        REIT requirements beginning with the 2008 calendar year, as stated in your Exhibit 8.1
        opinion.

<u>Exhibits</u>

9.   We note that the exhibit index indicates that you have filed the form of legal opinion and
        tax opinion. Please confirm to us that you will file final, executed opinions prior to
        requesting acceleration of the effective date of the registration statement.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director